September 4, 2018

VIA EDGAR

Ms. Sasha Parikh
Mr. Jim Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-11848

Dear Ms. Parikh and Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 24, 2018, regarding the above-referenced filing of the Company. This letter sets forth the comment from the Staff in boldface and the Company’s response follows in ordinary type.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 16. Short-Duration contracts, Page 148

1.	Please refer to your August 8, 2018 response and address the following:

•
Explain to us why there does not appear to be any significant reconciling items between the 2017 prior years incurred amount of $2,829,000 shown in the short duration three year roll forward table of your response and the amount of development in 2017 inherent in "US and Latin America" and "Asia Pacific" 10 year tables in Note 16. We note in this regard that you also have reserves for other short duration contracts for which 10 year tables are not included.

•
Explain to us why the incurred current year amount for 2017, 2016 and 2015 shown in the short duration three year forward table of your response increased by $63 million, $129 million and $172 million, respectively, with an equal decrease in the incurred prior years amount as compared to the respective amounts in your July 13, 2018 response.

•
Reconcile for us the sum of total incurred for 2017, 2016 and 2015 for both your long and short-duration three year roll forward tables to each amount for the respective year for the line item "claims and other policy benefits" on the consolidated statements of income.

With respect to the first bullet point, the amount of 2017 net claims development disclosed in the 10 year tables, included in Note 16 of the Company’s 2017 Form 10-K, for the “U.S. and Latin America” segment had approximately $2.4 million in net unfavorable claims development from 2016 to 2017, and the “Asia Pacific” segment had net favorable claims development of approximately $0.4 million. This resulted in net claims development in 2017 of approximately $2 million for the segments included in the 10 year tables in Note 16. Therefore, approximately $0.8 million of the prior years’ incurred amount of $2.8 million (shown in the short-duration three year roll forward table presented in the Company’s response) was related to the other segments for which 10 year tables are not included.

With respect to the second bullet, the tables included in the Company’s July 13, 2018 response estimated the break-out of claims incurred between the current and prior years for the segments not included in the 10 year tables.  To estimate the percentage of total claims incurred in the current and prior years for the segments not included in the

Ms. Sasha Parikh
Mr. Jim Rosenberg
September 4, 2018

10 year tables, the Company utilized an approach that compared the 10 year tables disclosed in its 2016 Form 10-K and the 10 year tables disclosed in its 2017 Form 10-K to calculate a ratio of current year and prior year claims to total incurred claims as a reasonable proxy for the non-included segments.  As discussed during the Company’s phone call with the Staff, this approach resulted in a ratio that was affected by discounting and changes in foreign exchange rates during the reporting period, and resulted in a higher percentage of total claims incurred being allocated to the “Incurred: prior years” line item in the table set forth in the Company’s July 13, 2018 response.

Following the Company’s discussion with the Staff and in preparation of its August 8, 2018 response, the Company utilized the 10 year tables disclosed in its 2017 Form 10-K to calculate the ratio of current year and prior year claims to total incurred claims. As a result, the effects of discounting and changes in foreign exchange rates are excluded from the estimate of claims incurred in the prior years and better reflects the Company’s claim development experience.  This approach resulted in a reduction in the estimated percentage of total claims incurred related to prior years, and therefore increased the percentage of claims incurred related to the current year. The Company will continue to review the approach and estimates as the Company implements new procedures and processes to enable it to accumulate the necessary information to prepare the rollforwards that will be included in the Company’s 2018 Form 10-K.

With respect to the third bullet, the line item “Claims and other policy benefits” on the consolidated statements of income consists of both incurred claims and changes in reserves for future policy benefits. Claims incurred on the Company’s short-and long-duration policies are included in the claims rollforward as required by ASC 944-40-50-3. However, changes in the Company’s liabilities for future policy benefits are not included in the claims incurred rollforward. Liabilities for future benefits on life and other long-duration polices are established in an amount adequate to meet the estimated future obligation on policies in-force and adjusted as required at future dates. When a claim is incurred on a long-duration policy, a portion of the incurred claim amount is offset by a reduction in the reserve established for the policy.

* * * * *
The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:    Todd C. Larson
Clifford R. Jenks, Esq.